SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                         WPCS INTERNATIONAL INCORPORATED

                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   92931L 10 4

                                 (CUSIP Number)

                               Mr. Gary R. Walker
                               521 Railroad Avenue
                               Fairfield, CA 94533
                                 (707) 398-3421

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2002

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------
             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92931L 10 4                           13D            Page 2 of 4 Pages


1         NAME OF REPORTING PERSONS                                                       Gary R. Walker
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                     ###-##-####

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                        (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*           OO

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)                                                                                              |_|

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                           United States


--------- ----------------------------------------------------------------------------------------------------------------
----------------------- ----- ---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                930,759 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                      930,759 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
                        ----- ---------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                930,759 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                    |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1%
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
                                                                                                             IN
--------- -----------------------------------------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages

Item 1.  Security and Issuer.

     This statement relates to shares of the common stock, par value $.0001 per share, of WPCS International Incorporated, a Delaware corporation (the "Company"). The Company has its principal executive office at 140 South Village Avenue, Suite 20, Exton, Pennsylvania.

Item 2. Identity and Background.

     This statement is being filed by Gary R. Walker, a United States citizen. Mr. Walker is a director of the Company. Mr. Walker maintains an office at Walker Comm, Inc., 521 Railroad Avenue, Fairfield, CA 94533.

     On December 30, 2002, the Company entered into an Agreement and Plan of Merger with Walker Comm Merger Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), Walker Comm, Inc., a California corporation ("Walker, Inc."), Donald C. Walker ("D. Walker"), Gary R. Walker ("G. Walker"), and Tanya
D. Sanchez ("T. Sanchez" and together with D. Walker and G. Walker, the "Walker Shareholders"). Pursuant to the terms of the Agreement and Plan of Merger, the Company acquired (the "Acquisition") all of the issued and outstanding shares of capital stock of Walker, Inc. from the Walker Shareholders in exchange for an aggregate of 2,486,000 (of which Mr. Walker received 930,759) newly issued shares of the Company's common stock (the "Shares") and $1,000,000. Concurrently with the Acquisition, Subsidiary was merged with and into Walker, Inc.

     During the past five years, Mr. Walker has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The sole source of consideration for the issuance of 930,759 shares of the Company's common stock to Mr. Walker was the tender of his ownership of 39% of the outstanding shares of Walker, Inc. in connection with the Acquisition.

Item 4. Purpose of Transaction.

     See Item 2 above.

Item 5.  Interest in Securities of the Issuer.

     Under the rules and regulations of the Securities and Exchange Commission, Mr. Walker beneficially owns 930,759 shares of common stock, representing 7.1% of the outstanding shares of common stock of the Company. The percentage of outstanding shares of common stock is computed based on 13,078,844 shares of common stock outstanding. Except for the transactions described herein, Mr. Walker has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

                                                               Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger by and among WPCS International Incorporated, a Delaware corporation, Walker Comm Merger Corp., a Delaware corporation, Walker Comm, Inc. a California corporation, Donald C. Walker, Gary R. Walker, and Tanya D. Sanchez, dated as of December 30, 2002 (incorporated by reference to Schedule 13D of Gary R. Walker, filed of even date herewith).


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 6, 2003
                                                          /s/ Gary R. WALKER
                                                              Gary R. Walker